Filed Pursuant to Rule 433
Registration Statement No.: 333-152776

Massey Energy Company

Concurrent Offerings of

3,800,000 Shares of Common Stock, par value $0.625 per share (the “Common Stock Offering”)

and

$600,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2015

(the “Convertible Senior Notes Offering”)

FINAL PRICING TERM SHEET, DATED AS OF AUGUST 6, 2008

This free writing prospectus relates only to the concurrent offerings of shares of Common Stock and 3.25% Convertible Senior Notes due 2015 and should be read together with (1) the preliminary prospectus supplement, dated August 5, 2008, relating to the Common Stock Offering, and the related prospectus, dated August 5, 2008 (including the documents incorporated therein by reference) and (2) the preliminary prospectus supplement, dated August 5, 2008, relating to the Convertible Senior Notes Offering and the related prospectus, dated August 5, 2008 (including the documents incorporated therein by reference), each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-152776.

Issuer:	Massey Energy Company, a Delaware corporation

Common Stock Symbol:	NYSE: MEE

Common Stock Offering

Title of Securities:	Common Stock, par value $0.625 per share, of the Issuer

Shares Issued:	3,800,000 (4,370,000 if the over-allotment option is exercised in full)

Outstanding Common Shares after Offering:	84,564,266 (85,134,266 if the over-allotment option is exercised in full)

Net Proceeds to Issuer after Underwriting Discount:	Approximately $224,644,220 (approximately $258,340,853 if the over-allotment option is exercised in full), before expenses relating to the offering

Closing Sale Price of Issuer’s Common Stock on August 6, 2008 on the New York Stock Exchange:	$63.38

Public Offering Price per Share:	$61.50

Underwriting Discount per Share:	$2.3831

Aggregate Underwriting Discount:	$9,055,780

Selling Concession per Share:	$1.43

Pricing Date:	August 6, 2008

Trade Date:	August 7, 2008

Settlement Date:	August 12, 2008

Joint Book-Running Managers:	UBS Securities LLC and J.P. Morgan Securities Inc.

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Stifel, Nicolaus & Company, Incorporated and Wachovia Capital Markets, LLC

Use of Proceeds:	The Issuer intends to use the net proceeds of the Common Stock Offering, together with the net proceeds from the concurrent Convertible Senior Notes Offering described below, to fund the purchase of the Issuer’s outstanding 6.625% Notes in a tender offer and for other general corporate purposes, which may include funding for the Issuer’s planned 2008-2010 expansion of its coal production and for acquisitions or investments in business, products, technologies and repayment of other indebtedness. The Issuer’s use of proceeds also may include the possible payment of the $220 million jury verdict (less $50 million previously posted in cash as an appeal bond) plus interest (approximately $47 million as of June 30, 2008) against Central West Virginia Energy Company, a subsidiary of the Issuer, if this jury verdict is not reversed on appeal.

Convertible Senior Notes Offering

Title of Securities:	3.25% Convertible Senior Notes due 2015 (the “Notes”)

Aggregate Principal Amount Offered:	$600,000,000

Over-allotment Option:	$90,000,000

Maturity Date:	August 1, 2015

Interest:	3.25% per annum, accruing from and including August 12, 2008.

Interest Payment Dates:	Semi-annually in arrears on August 1 and February 1, of each year, commencing on February 1, 2009

Record Dates:	Each July 15 and January 15, commencing on January 15, 2009

Price to Public:	100%

Net Proceeds to Issuer after Underwriting Discount:	97.75% (approximately $586,500,000 and approximately $674,475,000 if the over-allotment option is exercised in full), before expenses relating to the offering.

Conversion Premium:	42.5% of the Public Offering Price Per Share in the Common Stock Offering

Conversion Price:	Approximately $87.64 per share of Issuer’s common stock, subject to adjustment

Conversion Rate:	11.4106 shares of Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment

Call Protection:	Not callable for life

Investor Put Option:	None, other than at 100% plus accrued and unpaid interest following a fundamental change or delisting of the common stock

CUSIP:	576203 AJ2

Pricing Date:	August 6, 2008

Trade Date:	August 7, 2008

Settlement Date:	August 12, 2008

Joint Book-Running Managers:	UBS Securities LLC and J.P. Morgan Securities Inc.

Lead Manager:	PNC Capital Markets LLC

Use of Proceeds:	The Issuer intends to use the net proceeds of the Convertible Senior Notes Offering, together with the net proceeds from the concurrent Common Stock Offering described above, to fund the purchase of the Issuer’s outstanding 6.625% Notes in a tender offer and for other general corporate purposes, which may include funding for the Issuer’s planned 2008-2010 expansion of its coal production and for acquisitions or investments in business, products, technologies and repayment of other indebtedness. The Issuer’s use of proceeds also may include the possible payment of the $220 million jury verdict (less $50 million previously posted in cash as an appeal bond) plus interest (approximately $47 million as of June 30, 2008) against Central West Virginia Energy Company, a subsidiary of the Issuer, if this jury verdict is not reversed on appeal.

Adjustment to Conversion Rate Upon Certain Make-Whole Fundamental Changes:	The number of additional shares to be added to the conversion rate with respect to conversions during the make-whole conversion period will be determined by reference to the table below and is based on the effective date of the relevant make-whole fundamental change and the “applicable price” in respect of such make-whole fundamental change.

Number of Additional Shares

(per $1,000 principal amount of notes)

Effective Date

Applicable Price	August 6, 2008	August 1, 2009	August 1, 2010	August 1, 2011	August 1, 2012	August 1, 2013	August 1, 2014	August 1, 2015
$61.50	4.8496	4.8496	4.8496	4.8496	4.8496	4.8496	4.8496	4.8496
$65.00	4.8496	4.8496	4.8299	4.6857	4.5196	4.3042	4.0249	3.9740
$70.00	4.6066	4.4181	4.2479	4.0807	3.8808	3.6141	3.2373	2.8751
$75.00	4.1331	3.9426	3.7635	3.5801	3.3565	3.0540	2.6079	1.9227
$80.00	3.7311	3.5406	3.3561	3.1621	2.9225	2.5962	2.1046	1.0894
$85.00	3.3867	3.1976	3.0106	2.8099	2.5604	2.2197	1.7020	0.3541
$90.00	3.0893	2.9027	2.7150	2.5109	2.2561	1.9085	1.3799	—
$95.00	2.8304	2.6473	2.4604	2.2552	1.9987	1.6497	1.1220	—
$100.00	2.6037	2.4245	2.2397	2.0352	1.7796	1.4336	0.9155	—
$105.00	2.4040	2.2290	2.0471	1.8448	1.5921	1.2522	0.7501	—
$110.00	2.2270	2.0565	1.8782	1.6790	1.4308	1.0993	0.6174	—
$115.00	2.0694	1.9036	1.7292	1.5340	1.2914	0.9698	0.5108	—
$120.00	1.9284	1.7674	1.5973	1.4065	1.1703	0.8597	0.4251	—
$130.00	1.6875	1.5360	1.3749	1.1941	0.9720	0.6852	0.3003	—
$140.00	1.4900	1.3478	1.1961	1.0259	0.8187	0.5561	0.2187	—
$150.00	1.3260	1.1927	1.0501	0.8906	0.6983	0.4591	0.1646	—
$160.00	1.1882	1.0633	0.9295	0.7805	0.6025	0.3852	0.1284	—
$170.00	1.0712	0.9541	0.8288	0.6896	0.5252	0.3280	0.1036	—
$180.00	0.9709	0.8611	0.7437	0.6140	0.4621	0.2832	0.0863	—
$190.00	0.8841	0.7812	0.6712	0.5503	0.4101	0.2475	0.0740	—
$200.00	0.8086	0.7119	0.6089	0.4961	0.3666	0.2188	0.0649	—

The exact applicable price and effective date may not be as set forth in the table above, in which case:

1.	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, the increase in the number of additional shares will be determined by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

2.	if the actual applicable price is greater than $200.00 per share (subject to adjustment in the same manner as the applicable price as set forth above), the Issuer will not increase the applicable conversion rate; and

3.	if the actual applicable price is less than $61.50 per share (subject to adjustment in the same manner as the applicable price as set forth above), the Issuer will not increase the applicable conversion rate.

Notwithstanding the foregoing, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 16.2602 shares per $1,000 principal amount. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described under “—Adjustments to the conversion rate” in the preliminary prospectus supplement for the Convertible Senior Notes Offering.

ERRATA: The information set forth in the tables under the caption “Capitalization” (other than the share data) in the preliminary prospectuses relating to both the Common Stock Offering and the Convertible Senior Notes Offering is in thousands, not in millions. The actual cash and cash equivalents as of June 30, 2008 was $351,904 thousand, not $351,094 thousand as indicated in the table under the caption “Capitalization” in the preliminary prospectus relating to the Common Stock Offering. Also in the tables under the caption “Capitalization” relating to both the Common Stock Offering and the Convertible Senior Notes Offering, the Issuer’s actual retained earnings as of June 30, 2008 were $542,181 thousand, not $534,802 thousand as indicated, and both actual total shareholders’ equity and total capitalization were $751,503 thousand and $1,855,531 thousand, respectively, an increase of $7,379 thousand in each case. The pro forma as adjusted total shareholders’ equity and total capitalization as of June 30, 2008, giving effect to the corrected actual retained earnings amount and the final terms of both offerings, would have been $963,493 thousand and $2,336,808 thousand, respectively. In 2007, the Issuer’s produced coal sales volume in Central Appalachia was approximately twice that of the Issuer’s next closest competitor in the region, not 258% greater than the next closest competitor in the region as previously indicated. The amounts of outstanding letters of credit set forth under the caption “Description of other indebtedness—Off-Balance Sheet Arrangements” in the preliminary prospectus for the Convertible Senior Notes Offering are in millions.

Any information contained in this Final Pricing Term Sheet that is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the Common Stock Offering or preliminary prospectus supplement relating to the Convertible Senior Notes Offering shall be governed by the terms of this Pricing Term Sheet.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements) with the U.S. Securities and Exchange Commission (SEC) for each of these offerings. Before you invest, you should read the prospectus supplement and prospectus for each of these offerings in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and each of these offerings. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, copies may be obtained from UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171, at (888) 827-7275 (toll-free), or J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, at (718) 242-8002.

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